UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Checkmate Pharmaceuticals, Inc.

(Name of Subject Company)

Checkmate Pharmaceuticals, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

162818108

(CUSIP Number of Class of Securities)

Robert Dolski

Chief Financial Officer

245 Main Street, 2nd Floor

Cambridge, MA 02142

(617) 682-3625

With copies to:

Stuart M. Cable, Esq.

Mitchell S. Bloom, Esq.

Robert Masella, Esq.

Andrew H. Goodman, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, MA 02210

(617) 570-1000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, this “Schedule 14D-9”) filed by Checkmate Pharmaceuticals, Inc., a Delaware corporation (“Checkmate”), with the Securities and Exchange Commission (the “SEC”) on May 2, 2022, relating to the tender offer by Scandinavian Acquisition Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Regeneron Pharmaceuticals, Inc., a New York corporation (“Regeneron”), to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Checkmate for a purchase price of $10.50 per Share in cash, to be paid to the seller without interest thereon and subject to reduction for any withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, filed by Regeneron and Purchaser with the SEC on May 2, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal, filed by Regeneron and Purchaser with the SEC on May 2, 2022 (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).

Except to the extent specifically provided in this Amendment No. 2, the information set forth in this Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment No. 2 shall have the meanings ascribed to them in this Schedule 14D-9. This Amendment No. 2 is being filed to reflect certain updates as reflected below.

Explanatory Note:

On May 5, 2022, a complaint was filed against Checkmate and its board of directors by a purported Checkmate shareholder in the United States District Court for the Eastern District of New York captioned Hopkins v. Checkmate Pharmaceuticals, Inc., et al., 1:22-cv-02582. A similar complaint was filed in the same court on May 13, 2022 captioned Savage v. Checkmate Pharmaceuticals, Inc., et al., 1:22-cv-02823. On May 12, 2022, a similar complaint was filed in the United States District Court for the Eastern District of Pennsylvania captioned Whitfield v. Checkmate Pharmaceuticals, Inc., et al., 2:22-cv-01860. The foregoing cases are referred to collectively as the “Merger Actions.” The Merger Actions generally allege that the Schedule 14D-9 misrepresents and/or omits certain purportedly material information relating to financial projections, the analyses performed by Checkmate’s financial advisor in connection with the Merger, and potential conflicts of interest of Checkmate’s officers and directors. The Merger Actions assert violations of Sections 14(d) and 14(e) of the Securities Exchange Act of 1934, and Rule 14d-9 promulgated thereunder, against all defendants (Checkmate and the Checkmate Board), and violations of Section 20(a) of the Exchange Act against Checkmate’s directors. The Merger Actions seek, among other things, an injunction enjoining the consummation of the Merger, costs of the action, including plaintiffs’ attorneys’ fees and experts’ fees, and other relief the court may deem just and proper. Checkmate has also received demand letters from purported Checkmate shareholders (the “Demands”) requesting that Checkmate provide additional disclosures in connection with the Merger. Checkmate believes the claims asserted in the Merger Actions and the Demands are without merit. Additional lawsuits may be filed against Checkmate, the Checkmate Board, Regeneron and/or Purchaser, and additional demand letters may be received, in connection with the Transactions, the Schedule TO and the Schedule 14D-9.

Checkmate believes that no supplemental disclosure is required under applicable laws and that the Schedule 14D-9 disclosed all material information required to be disclosed therein. However, to avoid the risk that lawsuits may delay or otherwise adversely affect the Transactions and to minimize the expense of defending such actions, Checkmate wishes to make voluntarily certain supplemental disclosures related to the proposed Transactions, all of which are set forth below and should be read in conjunction with this Schedule 14D-9. Nothing in these supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.

All page references used herein refer to pages in the Schedule 14D-9 before any additions or deletions resulting from the Supplemental Disclosures, and capitalized terms used below, unless otherwise defined, have the meanings set forth in the Schedule 14D-9. Underlined and bolded text shows text being added to a referenced disclosure in the Schedule 14D-9 and stricken-through text shows text being deleted from a referenced disclosure in the Schedule 14D-9. Except as specifically noted herein, the information set forth in the Schedule 14D-9 remains unchanged.

Item 4. The Solicitation or Recommendation

Item 4 of this Schedule 14D-9 is hereby amended and supplemented as follows:

The disclosure under the heading “Background of the Offer and Merger” is hereby amended and supplemented by replacing fourth full paragraph on page 17 of the Schedule 14D-9 in its entirety with the following:

On February 1, 2022, Regeneron delivered a written non-binding proposal to acquire Checkmate for $7.50 per share in cash (the “February 1 Proposal”), which represented a premium of 207% over the closing price for Checkmate’s common stock on January 31, 2022 of $2.44. The February 1 Proposal was subject to, among other conditions, satisfactory completion of customary due diligence. The February 1 Proposal stated that consummation of the proposed transaction would not be subject to any financing contingency. The February 1 Proposal indicated that Regeneron had conducted a significant amount of diligence based on Checkmate’s publicly available information and on certain material that Checkmate had provided to Regeneron to date, and, therefore further diligence could be conducted on an accelerated time frame. The February 1 Proposal also stated that Regeneron required a four-week exclusivity period within which to complete its due diligence and that Regeneron expected it would be in a position to announce a transaction with Checkmate at the end of the exclusivity period. The February 1 Proposal indicated that Regeneron had engaged Wachtell, Lipton, Rosen & Katz (“Wachtell”) as its legal advisor. The February 1 Proposal did not contain any provisions regarding potential future roles, compensation or retention arrangements for Checkmate employees in connection with the proposed transaction.

The disclosure under the heading “Discounted Cash Flow Analysis” is hereby amended and supplemented by replacing the final paragraph beginning on page 39 of the Schedule 14D-9 in its entirety with the following:

In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value as of March 31, 2022, using discount rates ranging from 14.0% to 16.0% (reflecting Centerview’s analysis of Checkmate’s weighted average cost of capital based on considerations deemed relevant in its professional judgment and experience, taking into account certain metrics including levered and unlevered betas for a comparable group of companies) and using a mid-year convention: (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of Checkmate over the period beginning on April 1, 2022 and ending on December 31, 2040, utilized by Centerview based on the Forecasts, (ii) an implied terminal value of Checkmate, calculated by Centerview by assuming that unlevered free cash flows would decline after December 31, 2040 at a rate of 50.0% year-over-year in perpetuity, which rate was determined based on Centerview’s professional judgment and experience, (iii) tax savings from usage of (1) Checkmate’s federal net operating losses and future losses and (2) federal research and development tax credits, each as set forth in the internal data, and (b) adding to the foregoing results Checkmate’s net cash of $60 million as of March 31, 2022 and the present value of the estimated costs associated with future equity raises, each as set forth in the internal data. Centerview divided the result of the foregoing calculations by the number of fully-diluted outstanding Shares of approximately 23.8 million (determined using the treasury stock method and taking into account outstanding in-the-money options) as of March 31, 2022 based on the internal data resulting in a range of implied equity values per Share of approximately $4.65 to $6.75 per Share, rounded to the nearest $0.05. Centerview compared this range to the $10.50 per Share in cash to be paid to the holders of Shares (other than Excluded Shares, Converted Shares and Dissenting Shares) pursuant to the Merger Agreement.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 20, 2022

CHECKMATE PHARMACEUTICALS, INC.

By:	/s/ Robert Dolski
Name: Robert Dolski
Title: Chief Financial Officer